DAVID M. BOVI, P.A.
David M. Bovi                               The Comeau Building
Counselor At Law                            319 Clematis Street, Suite 700
LL.M. Securities Regulation                 West Palm Beach, FL 33401

Phone (561) 655-0665                        dmbpa@bellsouth.net
Fax   (561) 655-0693




                           September 28, 2005





U.S. Securities and Exchange Commission
100 F Street, N.E.
Division of Corporate Finance
Mail Stop 4561
Washington, DC 20549

Attn:	Ms. Karen Garnett
	Mr. Owen Pinkerton

VIA:	EDGAR AND FEDERAL EXPRESS

Re:     IPI Fundraising, Inc.
        Amendment No. 4 to Registration Statement on Form S-4
        SEC File No. 333-122696

Dear Ms. Garnett and Mr. Pinkerton:

	On behalf of IPI Fundraising, Inc., enclosed please find:

        1. Response to the comment contained in your letter of September 20, 2005 regarding IPI Fundraising.
        2. Amendment No. 4 to IPI Fundraising's Registration Statement on Form S-4 initially filed on February 10, 2005.
        3. Amendment No. 4 to IPI Fundraising's Registration Statement on Form S-4 marked to show changes.
        4.  Letter Re: Request for acceleration pursuant to Rule 461.



Tax Opinion
-----------

1. We note your response to prior comment 10 and the revised tax opinion, which now lists four items for which tax counsel is relying on the opinion of David M. Bovi, P.A. The legal opinion filed as Exhibit 5.1, however, does not address


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    those four items and, in fact, expressly assumes
    the legal capacity of natural persons who are signatories to the documents. It is not appropriate for the tax opinion to state reliance on opinions that Mr. Bovi has not provided in the legal opinion. Please file a revised tax opinion

Response:   Please see the revised tax opinion.



Sincerely,


/s/David M. Bovi

enc.


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